Exhibit 99.3

#770 – 800 West Pender Street Vancouver, BC V6C 2V6 P: 604-630-1399 F: 604-681-0894

MAG Silver Corp.	June 14, 2012
For Immediate Release	NR#12-08

MAG SILVER CONFERENCE CALL SCHEDULED
Thursday June 14, 2012 AT 1:00 PM ET

Vancouver, B.C…MAG Silver Corp. (TSX: MAG; NYSE MKT: MVG) (“MAG”) announces that an investor conference call with President and CEO Dan MacInnis will be held Thursday, June 14, 2012 at 1:00 pm Eastern time (10:00 am Pacific time).  Mr. MacInnis will present results of the Updated Preliminary Economic Assessment Study for development of the Juanicipio Project as a potential stand-alone silver mine prepared by AMC Mining Consultants (Canada) Ltd. A question and answer period will follow the presentation.

To participate, please dial BC local: (778) 371-9827; TO local: (647) 427-7450 or toll-free (888) 231-8191 and request access to the “MAG Silver Conference Call”.  A replay of the conference call will also be available by calling 416-849-0833 or 1-855-859-2056, conference ID: 87907409.

Investors may also listen (and view slide presentation) via webcast of the event, live or recorded. For access to the webcast, a link will be provided on the MAG website: www.magsilver.com or visit http://www.newswire.ca/en/webcast/detail/984815/1060027

About MAG Silver Corp.
MAG is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the silver mining industry.  MAG is conducting ongoing exploration of its portfolio of 100% owned properties in Mexico including a silver, lead and zinc discovery and a moly-gold discovery at its 100% owned Cinco de Mayo property in Chihuahua State.  MAG and Fresnillo plc are jointly delineating the Valdecañas, Desprendido and Juanicipio Vein deposits on the Juanicipio Joint Venture in Zacatecas State.  MAG is based in Vancouver, British Columbia, Canada.  Its common shares trade on the TSX under the symbol MAG and on the NYSE MKT under the symbol MVG.

On behalf of the Board of
MAG SILVER CORP.

“Dan MacInnis”
President & CEO

For further information on behalf of MAG Silver Corp. Contact Gordon Neal, VP Corp. Development
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 681-0894

Neither the Toronto Stock Exchange nor the NYSE MKT has reviewed or accepted responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

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This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements including statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Please Note:  Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov.

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